                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

                                AMENDMENT NO. 5
                                      TO
                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934


                           REUNION INDUSTRIES, INC.
                     (formerly Reunion Resources Company)
                               (Name of Issuer)


                    COMMON STOCK, PAR VALUE $.01 PER SHARE
                        (Title of Class of Securities)


                                  761312-10-7
                            (formerly 761314-10-3)
                                (CUSIP Number)


                             BRIAN D. BEGLIN, ESQ.
                            RICHARDS & O'NEIL, LLP
                               885 THIRD AVENUE
                              NEW YORK, NEW YORK
                                     10022
                                (212) 207-1200
                (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                MARCH 16, 2000
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

                              Page 1 of 17 Pages

                                 SCHEDULE 13D
CUSIP NO.761312-10-7
         -----------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
 1
      CHARLES E. BRADLEY, SR.

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      OO
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            114,604

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          271,280
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             114,604

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          271,280
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      4,892,711

------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)                                       [_]
------------------------------------------------------------------------------

                              Page 2 of 17 Pages

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      40.6%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      IN
------------------------------------------------------------------------------

                              Page 3 of 17 Pages

                                 SCHEDULE 13D
                                 ------------

CUSIP NO.761312-10-7
         -----------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
 1
      JOHN G. POOLE

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      OO
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            153,187

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          1,446,604
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             18,333

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          1,581,458
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      1,599,791

------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)                                         [_]
------------------------------------------------------------------------------

                              Page 4 of 17 Pages

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      13.3%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      IN
------------------------------------------------------------------------------

                              Page 5 of 17 Pages

                                 SCHEDULE 13D
                                 ------------

CUSIP NO. 761312-10-7
          ------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1

      CHARLES E. BRADLEY, SR. FAMILY LIMITED PARTNERSHIP
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Connecticut
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          None
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             4,506,827
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          None
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          4,506,827
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      4,506,827
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)  [_]
------------------------------------------------------------------------------

                              Page 6 of 17 Pages

      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      37.6%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      PN

                              Page 7 of 17 Pages

                                 SCHEDULE 13D
                                 ------------

CUSIP NO. 761312-10-7
         ------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
 1

      JOHN GRIER POOLE FAMILY LIMITED PARTNERSHIP
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          None
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             1,446,604
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          None
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          1,446,604
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      1,446,604
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)  [_]
------------------------------------------------------------------------------

                              Page 8 of 17 Pages

      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      12.1%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      PN
------------------------------------------------------------------------------

                              Page 9 of 17 Pages

                                 SCHEDULE 13D
                                 ------------

CUSIP     NO.761312-10-7
             -----------
----------------------------------------------------------------------------
(1)    NAME OF REPORTING PERSONS

       KIMBALL J. BRADLEY
----------------------------------------------------------------------------
(2)    CHECK THE APPROPRIATE BOX IF A MEMBER          (a)  [X]
       OF A GROUP
       (see instructions)                             (b)  [_]

----------------------------------------------------------------------------
(3)    SEC USE ONLY

----------------------------------------------------------------------------
(4)    SOURCE OF FUNDS
       (see instructions)

       OO
----------------------------------------------------------------------------
(5)    CHECK IF DISCLOSURE OF LEGAL
       PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                             [_]

----------------------------------------------------------------------------
(6)    CITIZENSHIP OR PLACE OF ORGANIZATION

       United States
----------------------------------------------------------------------------
                       SOLE VOTING POWER
                 (7)

  NUMBER OF            786,789

   SHARES         ----------------------------------------------------------

BENEFICIALLY     (8)   SHARED VOTING POWER

  OWNED BY             4,506,827

    EACH          ----------------------------------------------------------

 REPORTING        (9)  SOLE DISPOSITIVE POWER

  PERSON               786,789
                  ----------------------------------------------------------
   WITH
                  (10) SHARED DISPOSITIVE POWER

                       4,506,827
----------------------------------------------------------------------------
(11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       5,293,616
----------------------------------------------------------------------------
(12)   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

        (see instructions)                                   [_]
 ----------------------------------------------------------------------------

                              Page 10 of 17 Pages

--------------------------------------------------------------------------
(13)   Percent of class represented by amount
       in Row (11)                                    44.1%

--------------------------------------------------------------------------
(14)   Type of reporting person (see
       instructions)                                  IN

--------------------------------------------------------------------------

                           Page 11 of 17 Pages

                     REUNION INDUSTRIES, INC. SCHEDULE 13D
                                AMENDMENT NO. 5

          This Amendment No. 5 ("Amendment No. 5") is jointly filed by Charles
E. Bradley, Sr., the Charles E. Bradley Family Limited Partnership, John G. Poole, the John G. Poole Family Limited Partnership and Kimball J. Bradley to amend a Statement on Schedule 13D, dated as of June 28, 1995 (the "Schedule 13D"), as amended by Amendment No. 1, dated as of June 25, 1998, Amendment No. 2, dated as of March 30, 1999, Amendment No. 3, dated as of July 30, 1999 and Amendment No. 4, dated as of April 3, 2000 ("Amendment No. 4"). This Amendment No. 5 is being filed to correct certain errors in Amendment No. 4 and amends Items 5, 6 and 7 of the Schedule 13D, as amended. Except as amended hereby, the information set forth in the Schedule 13D, as amended, remains true, complete and correct. All capitalized terms used herein but not otherwise defined shall have the meaning ascribed to such terms in the Schedule 13D, as amended.

Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

          Item 5 of the Schedule 13D is hereby amended and restated as follows:

          (a) Upon effectiveness of the Merger, the Bradley FLP acquired as a result of its ownership of shares of common stock of Chatwins, 4,506,827 shares of Common Stock of the Company. Accordingly, the Bradley FLP owns, in the aggregate, 4,506,827 shares of Common Stock of the Company, or approximately 37.6% of the 11,990,109 shares of the Common Stock of the Company outstanding as of the effectiveness of the Merger (the "Merger Outstanding Common Stock").

          Mr. Bradley is the general partner of the Bradley FLP and manages the business and affairs of the Bradley FLP. Therefore, Mr. Bradley may be deemed to beneficially own the same 4,506,827 shares of Common Stock held by the Bradley FLP. Upon effectiveness of the Merger, Mr. Bradley individually acquired in the Merger as a result of his ownership of shares of common stock of Chatwins 64,871 shares of Common Stock of the Company. Mr. Bradley is the President, the sole director and an owner of fifty percent (50%) of the outstanding shares of common stock of Stanwich Financial Services Corp. ("SFSC"), which currently owns 271,280 shares of Common Stock of the Company. Mr. Bradley may be deemed to beneficially own the 271,280 shares of Common Stock of the Company held by SFSC by virtue of his relationships with SFSC and by virtue of being a majority shareholder of SFSC. In addition, Mr. Bradley is deemed to beneficially own 49,733 shares of Common Stock of the Company by virtue of options to purchase 49,733 shares of Common Stock of the Company that are exercisable within 60 days of the date hereof. Accordingly, Mr. Bradley may be deemed to own, in the aggregate, 4,892,711 shares of Common Stock, or approximately 40.6% of the sum of the Merger Outstanding Common Stock of the Company plus 49,733 shares represented by Mr. Bradley's options.

          Upon effectiveness of the Merger, Mr. K.J. Bradley became the person designated by the Bradley FLP to vote the shares held by the Bradley FLP and, therefore, may be deemed to beneficially own the same 4,506,827 shares of the Common Stock of the Company that are held by the Bradley FLP. Mr. K.J. Bradley individually acquired in the Merger as a result of his ownership of shares of common stock of Chatwins 778,456 shares of Common Stock of the Company. In addition, Mr. K.J Bradley is deemed to beneficially own 8,333 shares of Common Stock of the Company by virtue of options to purchase 8,333 shares of Common Stock of the Company that are exercisable within 60 days. Accordingly, Mr. K.J. Bradley may be deemed to own, in the aggregate, 5,293,616 shares of Common Stock, or approximately 44.1% of the Merger Outstanding Common Stock plus 8,333 shares represented by Mr. K.J. Bradley's options.

          Upon the effectiveness of the Merger, the Poole FLP acquired in the Merger as a result of its ownership of shares of common stock of Chatwins 1,446,604 shares of Common




                              Page 12 of 17 Pages

Stock. Accordingly, the Poole FLP owns, in the aggregate, 1,446,604 shares of Common Stock, or approximately 12.1% of the Merger Outstanding Common Stock.

          Mr. Poole is the general partner of the Poole FLP and manages the business and affairs of the Poole FLP. Therefore, Mr. Poole may be deemed to beneficially own the same 1,446,604 shares of Common Stock that are held by the Poole FLP. The Donald W. Poole, Jr. Credit Shelter Trust FBO Donald W. Poole, III (the "Poole Trust I") acquired in the Merger as a result of its ownership of the shares of common stock of Chatwins 67,427 shares of Common Stock. The Donald
W. Poole, Jr. Credit Shelter Trust FBO Benjamin B. Poole, (the "Poole Trust II") acquired in the Merger as a result of its ownership of shares of common stock of Chatwins 67,427 shares of Common Stock. As the trustee of the Poole Trust I and the Poole Trust II, Mr. Poole may be deemed to beneficially own 134,854 shares of Common Stock that are held by the Poole Trust I and the Poole Trust II. In addition, Mr. Poole is deemed to beneficially own 18,333 shares of Common Stock by virtue of options to purchase 18,333 shares of Common Stock that are exercisable within 60 days. Accordingly, Mr. Poole may be deemed to own, in the aggregate, 1,599,791 shares of Common Stock, or approximately 13.3% of the sum of the Merger Outstanding Common Stock plus 18,333 shares of Common Stock represented by Mr. Poole's options.

          (b) The Bradley FLP and Mr. Bradley may be deemed to share the power to dispose or to direct the disposition of the 4,506,827 shares of Common Stock of the Company held by the Bradley FLP. The Bradley FLP's power to dispose of these shares is based upon its record ownership of these shares. Mr. Bradley's power to direct the disposition of these shares is based upon his right as general partner of the Bradley FLP to manage the business and affairs of the Bradley FLP. The Bradley FLP and Mr. K.J. Bradley may be deemed to share the power to vote the 4,506,827 shares held by the Bradley FLP based upon (i) the Bradley FLP's record ownership of the shares and (ii) Mr. K.J. Bradley's designation by the Bradley FLP as the person to vote these shares.

          Mr. Bradley may be deemed to share with SFSC the power to direct the disposition and the power to direct the vote of the 271,280 held by SFSC based upon his relationships with SFSC as its President, its sole director and as a majority shareholder of SFSC.

          Mr. Bradley has the sole power to dispose of and the sole power to vote the 114,604 shares of Common Stock of the Company held by Mr. Bradley based upon his record ownership of 64,871 shares of Common Stock of the Company and by virtue of options to purchase 49,733 shares of Common Stock of the Company.

          Mr. K.J. Bradley has the sole power to dispose of and the sole power to vote the 786,789 shares of Common Stock of the Company held by Mr. K.J. Bradley based upon his record ownership of 778,456 shares of Common Stock of the Company and by virtue of options to purchase 8,333 shares of Common Stock of the Company.

          The Poole FLP and Mr. Poole may be deemed to share the power to dispose or to direct the disposition and the power to vote or direct the vote of the 1,446,604 shares of Common Stock of the Company held by the Poole FLP. The Poole FLP's power to dispose of and power to vote these shares is based upon its record ownership of these shares. Mr. Poole's power to


                              Page 13 of 17 Pages
direct the disposition of and power to direct the vote of these shares is based upon his right as general partner of the Poole FLP to manage the business and affairs of the Poole FLP.

          Mr. Poole has the sole power to vote the 134,854 shares of Common Stock of the Company held by the Poole Trust I and the Poole Trust II based upon his rights as the trustee of the Poole Trust I and the Poole Trust II to vote these shares. Mr. Poole shares the power to dispose of the 134,854 shares of Common Stock held by the Poole Trust I and the Poole Trust II with the grantors and the trust beneficiaries of the Poole Trust I and the Poole Trust II.

          Mr. Poole has the sole power to dispose of and the sole power to vote the 18,333 shares of Common Stock of the Company by virtue of options to purchase 18,333 shares of Common Stock of the Company.

          (c)  None

          (d)  None

          (e)  Not Applicable

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
          -----------------------------------------------

          Item 6 of the Schedule 13D is hereby amended by adding the following at the beginning thereof:

          The information set forth in Item 3 is hereby incorporated by reference.

          Pursuant to the Securities Pledge Agreement (the "Pledge Agreement"), dated as of May 1, 1993, between the Bradley FLP, the Poole FLP, the Company, as successor to Chatwins in the recent merger of Chatwins with and into the Company, and State Street Bank and Trust Company, as successor Collateral Agent to The First National Bank of Boston (the "Collateral Agent"), the Bradley FLP and the Poole FLP pledged 4,145,247 shares and 552,703 shares, respectively, of the Common Stock of the Company (the "Pledged Shares") to secure the Company's obligations under the Indenture, dated as of May 1, 1993, between the Company and State Trustee, as Trustee. Upon the occurrence of a Realization Event, as defined in the Pledge Agreement, the voting rights for the Pledged Securities would immediately become vested in the Collateral Agent.

Item 7.   Material to be Filed as Exhibits.
          -----------------------------------

          Item 7 is hereby amended by adding the following at the beginning thereof:

1.        Joint Filing Agreement among Chatwins, Stanwich, the Bradley FLP, Mr.
          Bradley, Mr. K.J. Bradley, the Poole FLP and Mr. Poole.


                              Page 14 of 17 Pages

                                  Signatures
                                  ----------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:  April 13, 2000
                                    CHARLES E. BRADLEY, SR. FAMILY LIMITED
                                    PARTNERSHIP



                                    By:/s/ Charles E. Bradley, Sr.
                                       ----------------------------------
                                           Charles E. Bradley, Sr.
                                           General Partner


                                    /s/ Charles E. Bradley, Sr.
                                    --------------------------------------
                                           Charles E. Bradley, Sr.

                                    JOHN GRIER FAMILY LIMITED PARTNERSHIP


                                    By:  /s/ John G. Poole
                                         ---------------------------------
                                         John G. Poole
                                         General Partner


                                         /s/ John G. Poole
                                    --------------------------------------
                                         John G. Poole


                                         /s/ Kimball J. Bradley
                                    --------------------------------------
                                         Kimball J. Bradley


                              Page 15 of 17 Pages